FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 1, 2005

Commission File Number: 000-51380

Silicon Motion Technology Corporation
(Exact name of Registrant as specified in its charter)

No. 20-1, Taiyuan St.
Jhubei City, Hsinchu County 302
Taiwan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICON MOTION TECHNOLOGY CORPORATION

Date: August 1, 2005	By:	/s/ Richard Wei

		Name:	Richard Wei
		Title:	Chief Financial Officer

Silicon Motion Technology Corporation Announces Second Quarter Results for the
Period Ended June 30, 2005:
Net income jumps 21% sequentially on the back of strong growth in sales of multimedia SoC products

2Q05 Financial Highlights:

*	Revenue grew 37% year-over-year and 7% sequentially to NT$552 million (US$17.6 million)

*	Unit shipments of mobile storage products grew 187% year-over-year and 29% sequentially to 14 million units

*	Unit shipments of multimedia System-on-Chip (SoC) products grew 196% year-over-year and 107% sequentially to 337 thousand units

*	Gross margin increased from 43.6% in 1Q05 to 46.9% in 2Q05

*	Net income increased 3,734% year-over-year and 21% sequentially to NT$116 million (US$3.7 million)

*	Diluted earnings per ADS was NT$4.32 (US$0.14), up from NT$0.12 (US$0.004) in 2Q04 and NT$3.64 (US$0.12) in 1Q05

Taipei, Taiwan, R.O.C., July 28, 2005 – Silicon Motion Technology Corporation (NASDAQ : SIMO; the “Company”), a leading fabless semiconductor company that designs, develops, and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market, today announced its second quarter 2005 financial results. Under Generally Accepted Accounting Principles in the United States of America (US GAAP), diluted earnings per ADS was NT$4.32 (US$0.14), an increase of 3,500% from diluted earnings per ADS of NT$0.12 (US$0.004) in the same period of the previous year (2Q04) and an increase of 19% from diluted earnings per ADS of NT$3.64 (US$0.12) in the first quarter of 2005 (1Q05). Net income in the second quarter was NT$116 million (US$3.7 million), an increase from NT$3 million in 2Q04 and NT$96 million in 1Q05.

Commenting on the results, the Company’s President and CEO, Wallace Kou, said, “We are pleased with our performance in the second quarter. Financially, we were able to reduce our inventory turnover days from 136 days in Q1 to 87 days in Q2 and to shorten our accounts receivable turnover days from 61 days to 45 days. In the product area, we experienced increasing demand for our newer products, especially in flash card controllers and USB 2.0 flash disk controllers, and we had a number of design wins for our MP3 controllers. Additionally, we capped the quarter with an Initial Public Offering on June 30, 2005. The IPO helped us raise approximately US$41 million which will mainly be used to fund our needs for additional working capital, additional R&D projects, and general corporate purposes. Going into the third quarter, with the proceeds we raised in the IPO and the momentum that we built in the second quarter, we believe that we are well positioned to capture the growth opportunities in the mobile consumer electronics market in the seasonally strong second half of the year.”

Second Quarter Financial Review1

Revenues

Revenues in the second quarter totaled NT$552 million (US$17.6 million), up 37% from 2Q04 and up 7% from 1Q05. By product, revenues from mobile storage products accounted for 80% of total revenues, down from 86% in 1Q05; revenues from multimedia SoCs represented 19% of total revenues, up from 13% in 1Q05; and revenues from other products accounted for the remaining 1%, which was unchanged from 1Q05.

As % of Revenue	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05

Mobile Storage Products	80%	80%	87%	92%	86%	80%

Multimedia SoCs	20%	18%	13%	7%	13%	19%

Others	0%	2%	0%	1%	1%	1%

Total	100%	100%	100%	100%	100%	100%

Revenues from mobile storage products, which include flash card controllers and USB 2.0 controllers, grew 38% from 2Q04 to NT$444 million (US$14.1 million) and were flat compared with 1Q05. Unit shipments increased 187% from 2Q04 and 29% from 1Q05 to 14 million units. The average selling price (ASP) per unit declined 23% from 1Q05.

1 Note: Unless otherwise stated, all financial information used in this press release is unaudited, consolidated, prepared in accordance with US GAAP and denominated in New Taiwan dollars. US dollar amounts are translated for convenience only. Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

Revenues from multimedia SoC products, which include multimedia display processors and portable audio SoCs, grew 45% from 2Q04 and 60% from 1Q05 to NT$106 million (US$3.4 million). Unit shipments increased 196% from 2Q04 and 107% from 1Q05 to 337 thousand units. The ASP per unit declined 23% from 1Q05.

Unit Shipment (thousand units)	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05

Mobile Storage Products	4,824	4,913	9,983	14,549	10,912	14,120

Multimedia SoCs	112	114	128	111	163	337

Others	2	34	3	-	17	59

The Company’s top customers in the quarter included A-Data Technology, All American Semiconductor, ATP Electronics Taiwan, Dynacard, Lexar Media, Macrotron Systems, Microtek, Power Digital Cards, Siltrontech Electronics, and Sunix Technology. The Company’s top 5 customers accounted for 38% of revenues in the quarter, compared to 45% in 1Q05. The primary reason for the drop was due to our continuing effort to broaden our customer base.

Expenses
 Cost of goods sold (COGS) in 2Q05 totaled NT$293 million (US$9.3 million), an increase of 32% from 2Q04 and 1% from 1Q05. The year-over-year increase was driven primarily by higher wafer costs and, to a lesser extent, higher assembly and test costs, as a result of higher unit shipments overall. Gross margin for the quarter was 46.9%, up from 44.7% in 2Q04 and from 43.6% in 1Q05.

Total operating expenses in 2Q05, which include sales and marketing expenses, general and administrative (G&A) expenses, research and development (R&D) expenses, and amortization of intangible assets, were NT$147 million (US$4.7 million), a decrease of 8% from 2Q04 and an increase of 16% from 1Q05. Total operating expenses represented 26.7% of revenues, compared to 39.9% and 24.7% of revenues in 2Q04 and 1Q05, respectively. The Company’s operating margin increased from 4.8% in 2Q04 and 18.9% in 1Q05 to 20.2% in 2Q05.

Sales and marketing expenses decreased by 20% from 2Q04 and 4% from 1Q05 and represented 5.6% of revenues. In 2Q04, the Company granted stock bonuses to employees for year 2003 performance and recognized stock bonus expenses in various operating expense items. No such bonus was granted to employees in 2005 for year 2004 performance. This difference was the main factor for the year-over-year decline in sales and marketing expenses. The sequential decrease in sales and marketing expenses was primarily due to lower travel expenses, professional fees, and miscellaneous expenses.

General and administrative expenses decreased by 52% year-over-year and 13% sequentially and represented 4.0% of total revenues. As was the case with sales and marketing expenses, the Company’s decision not to grant stock bonuses to employees in 2Q05 for year 2004 performance was the main factor in the year-over-year decrease in G&A expenses. The sequential decrease in G&A expenses was primarily due to a reduction in professional fees.

Research and development expenses increased 30% year-over-year and 35% sequentially and represented 16.9% of revenues. The year-over-year increase in R&D expenses was driven by higher salary and benefits, as a result of higher R&D headcount, and higher project costs, as a result of a larger number of R&D projects under development. The sequential increase in R&D expenses was due to increases in salary and benefits, as a result of higher R&D headcount, IP license fees, and miscellaneous expenses.

The company-wide headcount increased 20% from 164 at the end of 1Q05 to 196 at the end of 2Q05. A large part of the headcount increase took place in our research and development department.

Earnings
 Net income totaled NT$116 million (US$3.7 million) in the second quarter, an increase of 3,734% from NT$3 million in 2Q04 and an increase of 21% from NT$96 million in 1Q05. The net margin was 21.0%, up from 0.8% in 2Q04 and 18.6% in 1Q05. Diluted earnings per ADS were NT$4.32 (US$0.14), up from NT$0.12 (US$0.004) in 2Q04 and NT$3.64 (US$0.12) in 1Q05.

As part of the Company’s initial public offering, 4.3 million American Depositary Shares were issued in July 2005. Using the enlarged share count, the Company’s basic earnings per ADS in the first and second quarters of 2005 would have been NT$3.13 (US$0.10) and NT$3.79 (US$0.12), respectively, and the Company’s diluted earnings per ADS in the first and second quarters of 2005 would have been NT$3.13 (US$0.10) and NT$3.73 (US$0.12), respectively.

Balance Sheet
 At the end of the quarter, the Company had NT$150 million (US$4.8 million) in cash and cash equivalent funds and NT$886 million (US$28.0 million) in short-term investments. Accounts receivable (A/R) increased from NT$244 million at the end of 1Q05 to NT$296 million (US$9.3 million) at the end of 2Q05; average A/R turnover days declined from 61 days to 45 days. Inventory decreased from NT$358 million at the end of 1Q05 to NT$202 million (US$6.4 million) at the end of 2Q05. As a result, average inventory turnover days declined from 136 days to 87 days. Total assets grew from NT$1,849 million at the end of 1Q05 to NT$1,975 million (US$62.5 million) at the end of 2Q05.

Current liabilities increased from NT$298 million at the end of 1Q05 to NT$309 million (US$9.8 million) at the end of 2Q05, primarily due to the increase in accrued expenses. There was no material change in the Company’s long-term liabilities.

3Q05 Business Outlook:

The Company currently expects its revenues in 3Q05 to be approximately US$22-23 million. The Company estimates that its operating margin in 3Q05 may be flat or slightly up from the 2Q05 level.

Webcast of Conference Call:

The Company’s management team will conduct a conference call at 5:00 pm Eastern Time on July 28. A webcast of this conference call will be accessible on the Company’s web site at http://www.siliconmotion.com.

Silicon Motion Technology Corporation
Consolidated Statements of Income
 (NT$ thousands, except percentages, per share data, and share count)
(unaudited)

	For the Three Months Ended Jun. 30, 2004	For the Three Months Ended Mar. 31, 2005	For the Three Months Ended Jun. 30, 2005	Change from 2Q04 (%)	Change from 1Q05 (%)

Net Sales	402,383	515,261	551,747	37	7
Cost of sales	222,634	290,729	292,886	32	1

Gross profit	179,749	224,532	258,861	44	15
Operating expenses
Research & development	71,761	69,036	93,480	30	35
Sales & marketing	38,579	32,008	30,827	(20)	(4)
General & administrative	45,856	25,298	22,054	(52)	(13)
Amortization of intangible	4,439	1,125	1,125	(75)	-

assets
Subtotal	160,635	127,467	147,486	(8)	16

Operating income	19,114	97,065	111,375	483	15

Non-operating expense
(income)
Gain on sale of investments	3,644	2,945	2,783	(24)	(6)
Interest income	184	541	530	188	(2)
Foreign exchange gain (loss)	(374)	(1,550)	1,362	464	188
Interest expense	(16)	(12)	(12)	(25)	-
Others	132	(16)	264	100	1,750

Subtotal	3,570	1,908	4,927	38	158

Income before tax	22,684	98,973	116,302	413	18
Income tax expense (benefit)	19,655	2,928	179	(99)	(94)

Net income	NT$3,029	NT$96,045	NT$116,123	3,734	21

Basic earnings per ADS	NT$0.12	NT$3.64	NT$4.41
Diluted earnings per ADS	NT$0.12	NT$3.64	NT$4.32

Margin Analysis:
Gross margin	44.7%	43.6%	46.9%
Operating margin	4.8%	18.9%	20.2%
Net margin	0.8%	18.6%	21.0%

Additional Data:
ADS outstanding (thousand)	25,763	26,353	26,353
ADS used in diluted EPS calculation (thousand)	25,763	26,353	26,872

Silicon Motion Technology Corporation
Consolidated Statements of Income
 (NT$ thousands, except percentages, per share data, and share count)
(unaudited)

	For the Six Months Ended Jun. 30, 2004	For the Six Months Ended Jun. 30, 2005	Change (%)

Net Sales	781,709	1,067,008	27
Cost of sales	435,077	583,615	26

Gross profit	346,632	483,393	28
Operating expenses
Research & development	114,178	162,516	30
Sales & marketing	71,256	62,835	(13)
General & administrative	62,867	47,352	(33)
Amortization of intangible	8,879	2,250	(295)

assets
Subtotal	257,180	274,953	7

Operating income	89,452	208,440	57

Non-operating expense
(income)
Gain on sale of investments	4,053	5,728	29
Interest income	279	1,071	74
Foreign exchange gain (loss)	(4,040)	(188)	2,049
Interest expense	(78)	(24)	225
Others	441	248	(78)

Subtotal	655	6,835	90

Income before tax	90,107	215,275	58
Income tax expense (benefit)	33,452	3,107	(977)

Net income	NT$56,655	NT$212,168	73

Basic earnings per ADS	NT$2.20	NT$8.05
Diluted earnings per ADS	NT$2.20	NT$7.90

Margin Analysis:
Gross margin	44.3%	45.3%
Operating margin	11.4%	19.5%
Net margin	7.3%	19.9%

Additional Data:
ADS outstanding (thousand)	25,763	26,353
ADS used in diluted EPS	25,763	26,872
calculation (thousand)

Silicon Motion Technology Corporation
Consolidated Balance Sheet
(NT$ thousands)
(unaudited)

	Dec. 31,	Mar. 31,	Jun. 30, 2005
	2004	2005

Cash and cash equivalents	727,165	159,567	149,658
Short-term investments	154,428	725,309	885,551
Accounts receivable, net	449,572	243,841	295,590
Inventories	509,149	357,587	202,143
Refundable deposits - current	107,527	95,000	95,000
Deferred income tax assets, net	35,330	38,775	9,944
Prepaid expenses and other current assets	68,337	86,191	177,931

Total current assets	2,051,508	1,706,270	1,815,817

Long-term investments	3,142	3,142	3,142
Property and equipment (net)	65,657	70,225	78,717
Intangible assets, net	6,843	5,718	4,593
Other assets	39,887	63,156	72,975

Total assets	NT$2,167,037	NT$1,848,511	NT$1,975,244

Accounts payable	545,818	106,919	131,872
Income tax payable	78,133	94,915	45,224
Accrued expenses and other current liabilities	88,139	96,398	132,146

Total current liabilities	712,090	298,232	309,242

Accrued pension cost	4,813	5,516	6,144
Other long-term liabilities	1,901	1,758	1,592

Total liabilities	718,804	305,506	316,978
Shareholders’ equity	1,448,233	1,543,005	1,658,266

Total liabilities & shareholders’ equity	NT$2,167,037	NT$1,848,511	NT$1,975,244

Silicon Motion Technology Corporation is a leading fabless semiconductor company that designs, develops, and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. The Company’s semiconductor solutions include controllers used in mobile storage media, such as flash memory cards and USB flash drives, and multimedia systems on a chip, or SoCs, used in digital media devices such as MP3 players, PC cameras, PC notebooks and broadband multimedia phones.

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or multimedia consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the registration statement on Form F-1 filed on June 24, 2005. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:			Media Contact:
Richard Wei			Jason Chiang
Chief Financial Officer			Vice President
US Tel:	+	1 408 501 5386
Taiwan Tel.:	+	886 3 552 6888 x2886	Tel: +886 3 552 6888 x2880
Fax:	+	886 3 552 6988	Fax: +886 3 552 6988
E-mail :		ir@siliconmotion.com	E-mail: jason.chiang@siliconmotion.com.tw